                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 14)*

                            GREENBRIAR CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  393648-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   JAMES R. GILLEY, 4265 KELLWAY CIRCLE, ADDISON, TEXAS  75244 (214) 407-8400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                FEBRUARY 1, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 393648-10-0                   13D                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James R. Gilley (SS# ###-##-####)
                JRG Investments Co., Inc. and one revocable grantor trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                United States, Nevada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  1,511,563

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                2,347,363
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   1,511,563

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                2,347,363
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                400,000 - James R. Gilley
                1,111,563 - JRG Investments
                835,800 - Grantor trust

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        32.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN,CO

------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

       This statement relates to common stock, $.01 par value per share (the "Shares"), of Greenbriar Corporation (the "Issuer"). The Issuer's principal executive offices are located at 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2.    IDENTITY AND BACKGROUND.

       This statement is filed with respect to the acquisition of the right to convert 675,000 shares of the Issuer's Series D Preferred Stock into 337,500 unregistered shares of the Issuer's common stock. Such shares of common stock are beneficially owned due to the right exercisable on April 1,1997 to acquire them upon conversion, which conversion right was approved by the stockholders of the Issuer at a special meeting on September 30, 1996. Such shares are owned by The April Trust, a grantor trust established June 15, 1993, of which James R. Gilley and his wife, Sylvia M. Gilley are the grantors, trustees and beneficiaries. In addition, this statement reports the disposition of 9,700 shares of common stock from The April Trust to trusts for two of the Gilley's grandchildren. Finally, this statement is filed with respect to the beneficial ownership of a total of 2,347,363 shares of common stock, consisting of (i) the 337,500 shares of common stock issuable upon conversion of the Series D Preferred Stock described above; (ii) 400,000 shares issuable upon exercise of stock options by James R. Gilley, (iii) 1,111,563 shares held of record and beneficially by JRG Investment Co., Inc., (iv) 390,300 shares held of record and beneficially of The April Trust, and (v) 108,000 shares subject to a Stock Purchase Warrant held by The April Trust.

       In accordance with the instructions to this Item 2, the following information is hereby provided with respect to Mr. Gilley: There is no change in
Item 2(a) through (f).

ITEM 3.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       Shares of Series D Preferred Stock are convertible into Common Stock at the rate of two shares of Series D Preferred Stock for one share of Common Stock. No additional payment is required.

ITEM 4.    PURPOSE OF TRANSACTION.

       The shares of Series D Preferred Stock were acquired in April 1996 by the registrants in connection with the contribution to the Issuer of a shopping center property in exchange for the shares. Such contribution was made in order to enable the acquisition by the Issuer of Wedgwood Retirement Inns, Inc. on a nontaxable basis to Wedgwood and its stockholders.

       The Trust has no present intention to convert the Series D Preferred Stock into Common Stock.

       Other than as set out herein, Mr. Gilley has no current plans or proposals which relate or would result in any of the matters listed in Items 4(a) through 4(j), inclusive, of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) Mr. Gilley, JRG and The April Trust for which he is trustee and beneficially own or have the right to acquire, an aggregate of 2,347,363 Shares (approximately 32.1% of the all Shares outstanding plus the shares issuable upon exercise of warrants or convertible securities held by them). All such shares are owned of record by JRG, Mr. Gilley and the Trust. Mr. Gilley's spouse also owns of record and beneficially or has the right to acquire an additional 536,000 shares of Common Stock. Except for the 835,800 shares owned beneficially by the trust, the registrant and his spouse disclaim any beneficial ownership in the shares owned of record by the other.

       (b) Mr. Gilley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all 1,511,563 Shares which are owned of record by JRG and Mr. Gilley.

       (c) None.

       (d) No person other than Mr. Gilley, JRG or the trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       No change.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

       None.

                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 6, 1997               /s/ James R. Gilley
                                     -------------------------------------------
                                     James R. Gilley, Individually,
                                     on behalf of JRG Investments and as trustee

       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                       4